    As filed with the Securities and Exchange Commission on March 17, 1997

                                                     Registration No. __________

--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          SUNBELT NURSERY GROUP, INC.
            (Exact name of registrant as specified in its charter)

                             ---------------------

DELAWARE                                                              75-1932993
(State or other jurisdiction             (I.R.S. employer identification number)
of incorporation or organization)

                          SUNBELT NURSERY GROUP, INC.
                               500 TERMINAL ROAD
                           FORT WORTH, TEXAS  76106
                                (817) 624-7253
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                             ---------------------

                               RICHARD R. DWYER
                                   PRESIDENT
                          SUNBELT NURSERY GROUP, INC.
                               500 TERMINAL ROAD
                           FORT WORTH, TEXAS  76106
                                (817) 624-7253
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             ---------------------

                                  COPIES TO:
                    Murphy Mahon Keffler & Farrier, L.L.P.
                              1810 Bank One Tower
                            500 Throckmorton street
                           Fort Worth, Texas  76102
                            Attn: Robert J. Keffler

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] _________________.

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] _________________.

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]


                        CALCULATION OF REGISTRATION FEE

==================================================================================================
Title of each        Amount to       Proposed           Proposed             Amount of
Class of             be Registered   Maximum Offering   Maximum              Registration Fee (1)
Securities to be                     Price Per Unit (1) Aggregate Offering
Registered                                              Price (1)
--------------------------------------------------------------------------------------------------
Common               1,000,000       $     1.50         $1,500,000           $454.55
Stock, par
value $0.01 per
share
==================================================================================================

(1)Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based on the average of the high and low sales prices of the Common Stock as reported by the American Stock Exchange on March 10, 1997.

                          SUNBELT NURSERY GROUP, INC.

                             CROSS-REFERENCE SHEET
                 Between Items of Form S-3 and the Prospectus

Item
No.                                              Prospectus Caption or Page
--                                               --------------------------

1.   Forepart of the Registration Statement and
     Outside Front Cover Page of Prospectus..... Facing Page/Cross Reference
                                                 Sheet/and Outside Front Cover
                                                 Page

2.   Inside Front and Outside Back Cover Pages
     of Prospectus.............................. Inside Front and Outside Back
                                                 Cover Pages

3.   Summary Information, Risk Factors and Ratio
     of Earnings to Fixed Charges............... Outside Front Cover Page and
                                                 Risk Factors

4.   Use of Proceeds............................ Use of Proceeds

5.   Determination of Offering Price............ *

6.   Dilution................................... *

7.   Selling Security Holders................... Selling Stockholder

8.   Plan of Distribution....................... Plan of Distribution

9.   Description of Securities to be Registered. *

10.  Interest of Named Experts and Counsel...... Legal Matters and Experts

11.  Material Changes........................... Financial Statements

12.  Incorporation of Certain Information by
     Reference.................................. Inside Front Cover Page

13.  Disclosure of Commission Position on
     Indemnification for Securities Act
     Liabilities................................ *

--------------------
* Not Applicable

                 The Date of This Prospectus is March 17, 1997

                                  PROSPECTUS

                          SUNBELT NURSERY GROUP, INC.

                       1,000,000 shares of Common Stock

     The 1,000,000 shares (the "Shares") of Common Stock, par value $0.01 per share ("Common Stock"), of Sunbelt Nursery Group, Inc., a Delaware corporation ("Sunbelt" or the "Company"), offered hereby are being offered by Timothy R. Duoos, Chairman of the Board and Chief Executive Officer of the Company ("Duoos" or "Selling Stockholder"). The Company will not receive any of the proceeds from the sale of the Shares, but the Company has agreed to bear certain expenses of registration of the Shares under the federal and state securities laws (currently estimated to be $10,000), and of any offering and sale hereunder not including certain expenses such as commissions and discounts of underwriters, dealers or agents. See "Selling Stockholder" and "Use of Proceeds."

     The Common Stock is traded on the American Stock Exchange, under the symbol "SBN." On March 10, 1997, the closing sales price of the Company's Common
Stock as reported on the American Stock Exchange was $1.50 per share.

     As part of the restructuring of certain indebtedness owed by the Company to Pier 1 Imports, Inc., a Delaware corporation ("Pier 1"), the Company, Wolfe Nursery, Inc., a wholly-owned subsidiary of the Company ("Wolfe"), Pier 1, and Duoos entered into that certain Note Modification Agreement (herein so called) and dated January 31, 1997. As a result of that transaction, all or substantially all of the Shares being registered pursuant to the Registration Statement of which this Prospectus is a part shall be sold by Duoos for the benefit of Pier 1. The actual number of the Shares being sold for Pier 1's benefit depends on the closing price of the Common Stock on the effective date of the Registration Statement, as set forth in the Note Modification Agreement. The Shares subject to the Note Modification Agreement (the "Pier 1 Shares") shall be delivered by Duoos to a securities broker designated by Pier 1 upon the effective date of the Registration Statement. The Pier 1 Shares shall be sold in one or more transactions that may take place through the American Stock Exchange (or any other national securities exchange on which the Company's Common Stock is approved for listing in the future), including block trades or ordinary brokers' transactions or through privately negotiated transactions or through a combination of any such methods of sale, at such prices as may then be obtainable. The proceeds of such sales of the Pier 1 Shares, net of sales commissions and other costs of sale to be borne by Pier 1, shall inure solely to the benefit of Pier 1. See "Pier 1 Transaction-Recent Developments" for a
                       ---
summary of the terms of the Note Modification Agreement and the method for determining the exact number of the Shares to be delivered by Duoos.

     The balance of the Shares (after deduction of the Pier 1 Shares) shall be retained by Duoos (the "Duoos Shares") and may be offered and sold from time to time directly or through broker-dealers or underwriters who may act solely as agents of Duoos, or who may acquire the Duoos Shares as principals. The distribution of the Duoos Shares may be effected in one or more transactions that may take place through the American Stock Exchange (or any other national securities exchange on which the Common Stock is approved for listing in the future), including block trades or ordinary brokers' transactions, or through privately negotiated transactions, or through a combination of any such methods of sale, at such prices as may be obtainable. Usual and customary or specially negotiated brokerage fees or commissions may be paid in connection with such sales. The Company shall not receive any portion of the proceeds from the sale of the Duoos Shares. See "Plan of Distribution."
                                                ---

     The Selling Stockholder and any broker-dealers, agents or underwriters that participate with the Selling Stockholder in the distribution of any of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commission received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

PROSPECTIVE INVESTORS SHOULD CONSIDER AND REVIEW THE INFORMATION UNDER THE CAPTION "RISK FACTORS" PRIOR TO AN INVESTMENT IN THE SHARES OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied, at prescribed rates, at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1024, as well as at the regional offices of the Commission at Seven World Trade Center, 13th Floor, New York, New York 10048, the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60601. Copies of such material may also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock is listed on the American Stock Exchange. Reports, proxy statements and other information described above may also be inspected and copied at the offices of the American Stock Exchange at 86 Trinity Place, New York, New York 10006.

     The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act, with respect to the Shares offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Shares, reference is hereby made to such Registration Statement and exhibits. Statements contained herein concerning the provisions of any documents are necessarily summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. The Registration Statement and any amendments thereto, including exhibits filed as a part thereof, are available for inspection and copying as set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents which have been filed with the Commission are incorporated herein by reference:

(1) The Company's Annual Report on Form 10-K for the year ended January 28, 1996 (See Item 11 for reissuance of Independent Accountants opinion with an explanatory paragraph regarding the Company's ability to continue as a going concern);
(2) The Company's Annual Report on Form 10-K/A-1 for the year ended January 28, 1996 (See Item 11 for reissuance of Independent Accountants opinion with an explanatory paragraph regarding the Company's ability to continue as a going concern);
(3) The Company's Proxy Statement for the Annual Meeting of Stockholders held on October 17, 1996;
(4) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A, including all amendments and reports filed for the purpose of updating such description,
(5) The Company's Quarterly Report on Form 10-Q for the quarterly period ended April 28, 1996;
(6) The Company's Transition Report on Form 10-Q for the transition period from January 29, 1996 to June 30, 1996;
(7) The Company's Quarterly Report on Form 10-Q for the quarterly period ended September 29, 1996;

(8) The Company's Quarterly Report on Form 10-Q for the quarterly period ended December 29, 1996; and
(9)  The Company's Current Report on Form 8-K dated August 1, 1996.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in this Prospectus, in a supplement to this Prospectus or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any subsequently filed supplement to this Prospectus or in any document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will furnish without charge to each person to whom a copy of this Prospectus has been delivered, upon written or oral request, a copy of any or all documents incorporated by reference in this Prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents. Written or oral requests for such copies should be directed to Richard R. Dwyer, Sunbelt Nursery Group, Inc., 500 Terminal Road, Fort Worth, Texas 76106 (Telephone: (817) 624-7253).

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO OR SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                      ----------------------------------

                                  THE COMPANY

     The Company is a specialty retailer of nursery and garden products, currently operating 69 stores primarily in the seven major metropolitan areas of Dallas-Fort Worth, Houston, San Antonio, Austin, Phoenix, San Diego and Los Angeles. The Company conducts its business through three retail nursery subsidiaries, each of which has operated under its own geographically recognized trade name for a quarter of a century or more: Wolfe Nursery in Texas and Oklahoma, Nurseryland Garden Centers in California, and Tip Top Nurseries in Arizona.

     The Company was incorporated in Delaware in 1983 as a holding company of the nursery retailing businesses of Pier 1. In 1985, all shares of Common Stock of the Company were distributed as a dividend to the shareholders of Pier 1, and the Company operated as a public company from 1985 until 1990. In September 1990, Pier 1 purchased a 50.4% of the then outstanding Common Stock of the Company in a private transaction and commenced a public tender offer for the remaining shares. In November 1990, Pier 1 completed the tender offer and subsequent merger of the Company with a subsidiary so that the Company became a wholly owned subsidiary of Pier 1. In October 1991, the Company sold 3,680,000 shares in an initial public offering that left Pier 1 holding 56.6% of the outstanding Common Stock. In February 1992, Pier 1 sold 600,000 shares of Common Stock which reduced Pier 1's ownership interest in the Company to 49.5%. In April 1993, Pier 1 sold its remaining 4,200,000 shares of Common Stock to General Host Corporation ("General Host") for consideration of 1,940,000 shares of General Host Common Stock. In October 1994, a subsidiary of General Host sold its 4,200,000 shares of Common Stock to Duoos.

                                 RISK FACTORS

     Prior to making an investment decision, prospective investors should consider carefully all of the information set forth in this Prospectus and, in particular, should evaluate the following risk factors.

Losses from Continuing Operations
---------------------------------

     The Company reported losses from continuing operations for the fiscal years ended January 30, 1994, January 29, 1995, and January 28, 1996, in the approximate amounts of $8.7 million, $5.0 million and $25.2 million respectively. The Company also reported losses from continuing operations for the transition period from January 29, 1997 to June 30, 1997 and six month period ended December 29, 1996 in the amount of $3.1 million and $4.8 million, respectively. The Company is currently estimating that it will continue to incur losses from operations.

Liquidity
---------

     The Company and its subsidiaries are parties to a Loan and Security Agreement (the "Loan Agreement") with a commercial bank (the "Bank") providing for a line of revolving credit which matures in October of 1997. The amount that can be borrowed under the Loan Agreement is dependent on an inventory borrowing base for each operating subsidiary of the Company, and the aggregate principal amount outstanding may not exceed $9.0 million. The borrowing base and amount outstanding pursuant to the Loan Agreement at December 29, 1996, was $6.4 million and $4.0 million, respectively. The borrowing base and amount outstanding pursuant to the Loan Agreement at March 9, 1997 was $7.6 million and $7.7 million, respectively. The outstanding loan balance exceeds the borrowing base due to the additional borrowings against restricted cash of $1.0 million, which the bank has approved until March 26, 1997 to purchase inventory for the Spring season. In October 1997, the Company will either extend the Loan Agreement, if acceptable to the Bank, or seek alternate financing to the extent available to the Company based upon the Company's financial condition, operating results and the then prevailing lending environment. There are no assurances that the Company will be able to extend the Loan Agreement or obtain alternate financing.

Going Concern
-------------

     The financial statements for the three and six-month periods ended December 29, 1996, the five-month transition period ended June 30, 1996, and the year ended January 28, 1996, have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency and the Company's revolving line of credit matures in October of 1997. See "Financial Statements" included herein under Item 11.
                    ---
The bank has not indicated its intention to extend the maturity date of the revolving line of credit, all of which raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to these matters are also discussed in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

      In the reissuance of its report of the Company's consolidated financial statements for the year ended January 28, 1996, the independent accountants have included an explanatory paragraph regarding the Company's ability to continue as a going concern. (See Item 11 for inclusion of the Company's January 28, 1997 consolidated financial statements).

Seasonality
-----------

     Sales in the retail nursery and garden center industry are highly seasonal and subject to significant impact from weather variations. The spring months provide the greatest sales volume. Each geographic market enjoys its own extended growing season, which stretches from February to October in Houston, San Antonio and Austin; from March to September in Dallas-Fort Worth; and virtually year-round in Phoenix, San Diego and Los Angeles. If unusual weather patterns continue through the spring and early summer and/or if inclement weather persists on weekends, the sales lost during that time generally cannot be made up and will negatively impact the Company's operating results.

Competition
-----------

     The retail nursery and garden business is highly competitive. While no national nursery chain competes with the Company in its present markets, the Company experiences significant competition. The Company faces competition principally from three types of businesses: nursery departments of major home improvement and discount store chains such as Home Depot and Wal-Mart that compete on the basis of price and have more financial resources and strength than the Company; regional retail nursery chains such as Armstrong Garden Centers in Los Angeles and Callaway's Nursery in Dallas-Fort Worth; and independent single unit garden centers.

Effect of Sale of Pier 1 Shares on Market Price of Common Stock
----------------------------------------------------------------

     As of March 10, 1997, there were 8,500,000 shares of the Company's shares outstanding. The Shares being registered by Duoos pursuant to the Registration Statement of which this Prospectus is a part represent approximately 12% of the outstanding Common Stock of the Company. The Company has no knowledge of the proposed plan of distribution of the Shares other than as described in the Note Modification Agreement and in this Prospectus. See "Plan of Distribution." The
                                                ---
average daily trading volume of the Company's Common Stock during the four calendar weeks prior to the date of this Prospectus is 3,606 shares of Common Stock. There can be no assurance that the sale of the Shares will not have a material adverse effect on the then prevailing market price of the Company's Common Stock.

                                USE OF PROCEEDS

     The Company will not receive any part of the proceeds from the sale of Shares covered by this Registration Statement. See "Pier 1 Transaction" and
                                                ---
"Plan of Distribution" for a discussion of the proposed distribution of the Shares.

                              SELLING STOCKHOLDER

     This Prospectus covers the offer and sale of the Shares by Duoos. Set forth below is information concerning all the positions, offices, or other material relationships that Duoos has with the Company or any of its predecessors or affiliates for the past three (3) years, the number of shares of Common Stock owned by Duoos as of the date of this Prospectus, the number of shares of Common Stock which may be offered by Duoos pursuant to this Prospectus, and the number of shares of Common Stock owned by Duoos upon completion of the offering if all of the Shares held by Duoos are sold.

                      Shares Owned   Shares     Percentage of
                      Prior to the   Offered     Class After
Selling Stockholder     Offering     Hereby    the Offering/1/
-------------------   ------------  ---------  ----------------

Timothy R. Duoos,     4,200,500     1,000,000  37.6%
Chief Executive
Officer and Chairman
of the Board of
Directors
---------------------------------------------------------------

/1/ Assumes no other disposition or acquisition of Common Stock and all Shares included herein are sold.

Other Material Arrangements
---------------------------

     On October 19, 1994, Duoos purchased 4,200,000 shares of Common Stock from a wholly-owned subsidiary of General Host Corporation. The shares constitute approximately 49.4% of the total issued and outstanding Common Stock. All of the shares of Common Stock of the Company owned by Duoos have been pledged to the Bank as additional security for the Company's obligations under the Loan Agreement. Duoos has also personally guaranteed the repayment of the Company's indebtedness under the Loan Agreement. In exchange therefore, the Company pays to Duoos a loan guarantee fee in an annual amount equal to $60,000. In September 1995, Duoos loaned to the Company $600,000 to be repaid by October 31, 1995. On October 27, 1995, the loan and accrued interest of $7,000 was paid in full by the Company.


                               PIER 1 TRANSACTION

Background
----------

     Prior to October 1994, Pier 1 made available up to $25.0 million for the acquisition of properties and construction of new facilities and renovation of existing facilities for the conduct of the Company's business operations (the "Lease Facility"). As of October 31, 1994, the Company had utilized $22.8 million of the Lease Facility to acquire or construct 13 facilities which the Company subleased from Pier Lease, Inc., a Delaware corporation and an affiliate of Pier 1 ("Pier Lease"). The Company later defaulted on its obligations under the Lease Facility, and Pier Lease terminated the 13 subleases effective April 21, 1995.

     Effective July 31, 1995, the Company restructured the thirteen subleases and other guarantees of leases with Pier 1 pursuant to an Agreement of Settlement (the "Agreement of Settlement") which provides six-month lease terms renewable at Pier 1's option through June 30, 1998, after which the Company must consent to any further extensions. The initial term ended December 31, 1995, and Pier 1 has since renewed options through June 30, 1997. Rent is calculated as a percentage of gross sales, subject to minimum levels. Pier 1 is actively marketing the facilities for sale and the Company has no purchase obligation. The Company may make an offer to purchase any of these properties, but Pier 1 is not obligated to accept the offer. As of December 31, 1996, seven of the properties had been sold to third parties and the Company has negotiated new lease agreements on three of these locations, and has vacated the other four properties. Also, as of June 30, 1996, the Company closed three of the properties and recorded an estimated liability of $831,000 in non-cancelable future minimum lease payments, of which $724,000 was remaining as of December 31, 1996, on these stores pursuant to the Agreement of Settlement. The subleases have been accounted for as operating leases subsequent to July 31, 1995.

     The Agreement of Settlement also fixed a $14.7 million claim against the Company in favor of Pier 1. The claim is secured up to $6.0 million by substantially all of the Company's assets, subordinate to the rights of the Bank, and comprised of (i) a promissory note for $8.0 million (the "Earn-out Claim") and (ii) the remaining portion of the claim (the "Residual Claim") which is a non-interest bearing claim payable only in the event of non-performance under the Agreement of Settlement. The Earn-out Claim is payable in annual installments ("Cash Flow Payments"), subject to certain minimum financial requirements pursuant to the Agreement of Settlement and the Loan Agreement, or may be fully satisfied by aggregate payments of either $2.0 million by May 1, 1996, $4.0 million by May 1, 1997, or $6.0 million by May 1, 1998. The Residual Claim will be fully discharged by the satisfaction of the Earn-out Claim and the termination, without additional liability to Pier 1, of the subleases and other leases guaranteed by Pier 1. Due to covenants in the Loan Agreement, the Company was prohibited from satisfying the Earn-out Claim with a prepayment of $2.0 million on May 1, 1996. As a result, the $2.0 million present value of the $8.0 million in deferred Cash Flow Payments was initially recorded as a long-term liability in the accompanying consolidated balance sheet.

Recent Developments
--------------------

     On January 31, 1997, the Company modified the terms of the Agreement of Settlement (the "Note Modification Agreement") with Pier 1 which provides the Company with the option of modifying the terms of the existing $8.0 million Earn-out Claim (as discussed above, the Company currently has a $2.0 million liability recorded in relation to this $8.0 million Earn-out Claim) for total consideration of $2.0 million, which is comprised of $200,000 in cash payable on March 3, 1997, a promissory note to Pier 1 in the amount of $800,000, delivered on March 3, 1997 (the "Promissory Note"), and $1,000,000 in notes payable to Duoos for consideration of the use of proceeds paid to Pier 1 from the sale of the Pier 1 Shares. The $200,000 cash payment and the $800,0000 Promissory Note have been delivered by the Company in escrow pursuant to the Note Modification Agreement. Subject to certain termination rights of Pier 1, the Promissory Note constitutes the Earn-out Claim. The Promissory Note will bear interest at 6% per annum with interest only paid monthly until May 1, 1998, at which time, the first of four annual principal installments of $200,000 will be due. The Company may elect to defer any or all of the annual principal payments with any deferred principal due in full on May 1, 2001. In the event of such a deferral, however, the interest rate on any deferred principal amount shall be increased to 10% per annum until retirement. The Note Modification Agreement provides that the remaining $1.0 million will be settled by Duoos on behalf of the Company upon the registration and sale of the Pier 1 Shares. The number of Pier 1 Shares to be sold by Duoos on behalf of Pier 1 will be determined as the quotient of $1.0 million divided by the closing price of the Common Stock on the last trading day immediately preceding the date on which the Registration Statement becomes effective (the "Delivery Date"). The proceeds from the sale of such shares will inure solely to the benefit of Pier 1. Pier 1 has the unilateral right to terminate the Note Modification Agreement if the Delivery Date does not occur
(i) by May 30, 1997 or (ii) if the closing price of the Common Stock on the day immediately preceding the Delivery Date is less than one dollar per share. In conjunction with the sale of Duoos' personal stock, the Company will deliver a promissory note payable to Duoos in the principal amount of $1.0 million (the "Duoos Note"). It is currently contemplated that the Duoos Note shall be for a term of three years with interest payable at an annual rate of 12% with monthly payments of interest only during the first year and thereafter monthly payments of principal and interest fully amortized during years two and three. It is also anticipated that Duoos (or any subsequent holder) shall have the right to convert all or a portion of the indebtedness due under the Duoos Note into shares of Common Stock at a rate equal to the quotient of the amount of indebtedness so converted divided by the closing price of the Common Stock on the Delivery Date. Duoos or any holder of the Duoos Note shall have the right to require the Company to register the shares following conversion, at the expense of the Company, under a registration statement filed with the Securities and Exchange Commission. In addition, to secure payment of the Duoos Note it is proposed that Duoos will take a second lien on all of the assets of the Company junior only to the lien of the Bank. The Duoos Note shall be pledged to the Bank. The final terms of the Duoos Note are subject to the approval of the Bank and Board of Directors of the Company. Neither the Bank nor the Board of Directors of the Company have approved the proposed terms of the Duoos Note and therefore its terms may be different from the proposed terms described herein. If for any reason the terms of the Note Modification Agreement are not fulfilled, then the Earn-Out Claim and Agreement of Settlement shall remain unmodified and in full force and effect.


                              PLAN OF DISTRIBUTION

     The Company will not receive any proceeds from the sale of the Shares covered by the Registration Statement. Except as otherwise indicated herein, it is anticipated that the Selling Stockholder will offer the Shares in the manner set forth on the cover page of this Prospectus, from time to time, directly or through broker-dealers or underwriters who may act solely as agents or may acquire the Shares as principals, in all cases as designated by the Selling Stockholder. Such underwriters or broker-dealers acting either as principal or as agent, may receive compensation in the form of usual and customary or specifically negotiated underwriting discounts, concessions or commissions from the Selling Stockholder or the purchasers of the securities offered hereby for whom they may act as agent.

     Pursuant to the terms of the Note Modification Agreement, the Company has agreed to file a registration statement under the Securities Act covering the sale of certain shares of the Company's Common Stock held by Duoos, and to use its reasonable best efforts to maintain the effectiveness of any such registration statement for no less than 90 days from the date of effectiveness of such registration statement. In addition, the Company has agreed to bear certain expenses of registration of the Shares under the federal and state securities laws (currently estimated to be $10,000) and of any offering and sale hereunder not including certain expenses such as commissions or discounts of underwriters, dealers or agents attributable to the sale of such Shares. Under the Note Modification Agreement, Pier 1 will receive all proceeds from the sale of the Pier 1 Shares, being the net proceeds from the sale of the Pier 1 Shares offered hereby, less the aggregate selling agents' commissions and underwriting discounts, if any, and other expenses of issuance and distribution of the Pier 1 Shares, none of which expenses shall be borne by the Company.

     The net proceeds to Duoos from the sale of the Duoos Shares offered hereby will be the purchase price of the Common Stock sold less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by the Company. The Selling Stockholder and any dealers or agents that participate in the distribution of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act.

     To comply with the securities laws of certain jurisdictions, the securities offered hereby may be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the securities offered hereby may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with.

     The Selling Stockholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales by the Selling Stockholder and any other such person. Furthermore, under Rule 10b-6 under the Exchange Act, any person engaged in a distribution of the Common Stock may not simultaneously engage in market making activities with respect to such securities for a period of two business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the securities offered hereby.

                                 LEGAL MATTERS

     The validity of the Shares will be passed upon for the Company by Murphy Mahon Keffler & Farrier, L.L.P.

                                    EXPERTS


     The consolidated financial statements as of January 28, 1996 and January 29, 1995 and for each of the three year periods ended January 28, 1996 included in this Prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 3 to the consolidated financial statements) of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                             FINANCIAL STATEMENTS

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Shareholders of Sunbelt Nursery Group, Inc.

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Sunbelt Nursery Group, Inc. and its subsidiaries (the "Company") at January 28, 1996 and January 29, 1995, and the results of their operations and their cash flows for the three years ended January 28, 1996, January 29, 1995 and January 30, 1994 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency at December 29, 1996 and the Company's revolving line of credit matures in October 1997, and the bank has not indicated its intention to extend the maturity date of the revolving line of credit, all of which raises substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for income taxes in fiscal 1994 and adopted FAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" in fiscal 1996.



PRICE WATERHOUSE LLP
Fort Worth, Texas
May 10, 1996     Except Note 3 as to which the date is March 14, 1997

                          Sunbelt Nursery Group, Inc.
                          Consolidated Balance Sheet
                                (in thousands)


                                             January 28,   January 29,
                                                1996          1995
                                             -----------   -----------
Assets
------
Current assets:
  Cash and cash equivalents                      $1,140        $1,287
  Cash - restricted                               1,006           711
  Accounts receivable, net                          310           517
  Inventories                                    25,595        27,020
  Other current assets                              672         1,477
                                             -----------   -----------
    Total current assets                         28,723        31,012
                                             -----------   -----------

Property and equipment, at cost                  27,951        49,448
Less accumulated depreciation                    16,220        13,249
                                             -----------   -----------
Net property and equipment                       11,731        36,199

Goodwill, net                                         -        19,620
Other assets                                        221           526
                                             -----------   -----------
     Total assets                               $40,675       $87,357
                                             ===========   ===========
Liabilities and Shareholders' Equity
------------------------------------
Current liabilities:
  Accounts payable                              $21,676       $19,934
  Accrued compensation                            1,669         2,484
  Current portion of long-term debt and
   capital leases                                   658           594
  Other current liabilities                       4,194         4,837
                                             -----------   -----------
    Total current liabilities                    28,197        27,849

Long-term debt and capital leases                11,473        32,857
Reserve for store closings                          336           928
Other long-term liabilities                         633           509
                                             -----------   -----------
     Total liabilities                           40,639        62,143
                                             -----------   -----------

Shareholders' equity:
  Common stock, $.01 par value, 25 million
    shares authorized, 8,500,000 issued and
    outstanding                                      85            85
  Additional paid-in capital                     45,151        45,151
  Retained deficit                              (45,150)      (19,972)
  Subscriptions receivable from officer             (50)          (50)
                                             -----------   -----------
    Total shareholders' equity                       36        25,214
Commitments and contingencies (Notes 3, 6,
    7 and 13)
                                             -----------   -----------
Total liabilities and shareholders' equity      $40,675       $87,357
                                             ===========   ===========

             The accompanying notes are an integral part of these
                      consolidated financial statements.

                          Sunbelt Nursery Group, Inc.
                     Consolidated Statement of Operations
                     (in thousands, except per share data)


                                                 Fiscal Years Ended
                                        January 28,   January 29,  January 30,
                                           1996          1995         1994
                                        ----------    ----------   ----------
  Net sales                              $129,658     $138,565     $146,034
  Cost of goods sold                       77,864       78,568       82,614
                                        ----------    ----------   ----------
     Gross profit                          51,794       59,997       63,420

  General, administrative
    and selling expense                    50,522       57,591       65,154
  Depreciation and amortization             3,885        4,595        4,459
  Impairment of goodwill and long-lived
    assets                                 20,537            -            -
  Interest and other income                  (173)        (189)         (90)
  Interest expense                          2,394        3,031        2,056
  Provision for store closings               (193)           -            -
                                        ----------    ----------   ----------
  Loss before provision for income taxes
    and cumulative effect of change in
    accounting principle                  (25,178)      (5,031)      (8,159)
  Provision for income taxes                    -            -          213
                                        ----------    ----------   ----------
  Loss before cumulative effect of
    change in accounting principle        (25,178)      (5,031)      (8,372)
  Cumulative effect of change in
    accounting principle for income
    taxes                                       -            -         (366)
                                        ----------    ----------   ----------
  Net loss                               ($25,178)     ($5,031)     ($8,738)
                                        ==========    ==========   ==========

  Loss per share before cumulative
    effect of change in accounting
    principle                              ($2.96)      ($0.59)      ($0.99)
  Cumulative effect of change in
    accounting principle for income
    taxes                                       -            -        (0.04)
                                        ----------    ---------    ----------
  Net loss per share                       ($2.96)      ($0.59)      ($1.03)
                                        ==========    =========    ==========

             The accompanying notes are an integral part of these
                      consolidated financial statements.

                          Sunbelt Nursery Group, Inc.
           Consolidated Statement of Changes in Shareholders' Equity
                                (in thousands)




                                                 Additional  Retained
                               Common  Treasury   Paid-in    Earnings   Subscriptions
                                Stock    Stock     Capital    (Deficit)   Receivable
                               ------  --------  ---------  ---------   -------------
Balance at January 31, 1993       $85         -    $45,118   ($6,203)               -
  Net loss                          -         -          -    (8,738)               -
                               ------  --------  ---------  ---------   -------------
Balance at January 30, 1994        85         -     45,118   (14,941)               -
  Issuance of stock - 20,000
   shares                           -         -         55         -                -
  Treasury stock purchases -
   38,000 shares                    -      ($96)         -         -                -
  Exercise of employee stock
   options - 38,000 shares          -        96        (22)        -             ($50)
  Net loss                          -         -          -    (5,031)               -
                               ------  --------  ---------  ---------   -------------
Balance at January 29, 1995        85         -     45,151   (19,972)             (50)
  Net loss                          -         -          -   (25,178)               -
                               ------  --------  ---------  ---------   -------------
Balance at January 28, 1996       $85      $  -    $45,151  ($45,150)            ($50)
                               ======  ========  =========  =========   =============



             The accompanying notes are an integral part of these
                      consolidated financial statements.

                          Sunbelt Nursery Group, Inc.
                     Consolidated Statement of Cash Flows
                                (in thousands)


                                                     Year Ended
                                         January 28, January 29, January 30,
                                            1996        1995        1994
                                         ----------  ----------  ----------
Operating activities:
Net loss                                  ($25,178)    ($5,031)    ($8,738)
Adjustments to reconcile net loss to
 cash provided by (used for) operating
 activities:
   Depreciation and amortization             3,885       4,595       4,459
   Deferred income taxes                         -           -         415
   Cumulative effect of change in
       accounting principle                      -           -         366
   Gain on sale of fixed assets               (156)        (51)        (10)
   Reversal of store closing reserve          (193)          -           -
   Payment of store closing costs
       included in provision for store
       closings                               (785)       (763)       (527)
   Impairment of goodwill and long-lived
       assets                               20,537           -           -
Changes in operating assets and
 liabilities:
   Inventories                               1,425       2,240        (893)
   Accounts receivable and other assets       (349)        416       1,180
   Accounts payable                          2,247       1,630       1,279
   Accrued compensation                       (815)       (220)       (282)
   Other liabilities                          (326)       (651)        321
                                         ----------  ---------   ----------
Net cash provided by (used for)
 operating activities                          292       2,165      (2,430)
                                         ----------  ---------   ----------
Investing activities:
Purchase of property and equipment            (369)       (798)     (3,382)
Proceeds from sale of property and
 equipment                                   1,252          13          10
                                         ----------  ---------   ----------
Net cash provided by (used for)
 investing activities                          883        (785)     (3,372)
                                         ----------  ---------   ----------
Financing activities:
Increase in short-term borrowings                -         100       1,500
Repayments of notes payable                      -      (9,600)          -
Proceeds from (repayment of) short-term
 borrowings - Pier 1 Imports                     -      (2,000)      2,000
Proceeds from Pier 1 Imports lease
 facility                                        -           -       5,360
Additions to long-term debt and capital
 leases                                    140,655      41,513           -
Principal payments on long-term debt,
 including notes payable and capital
 lease obligations                        (141,682)    (33,668)       (730)
Purchase of treasury stock                       -         (96)          -
Exercise of employee stock options               -          24           -
Restricted cash for outstanding letters
 of credit                                    (295)       (711)          -
Debt issuance costs                              -        (329)          -
                                         ----------  ----------  ----------
Net cash provided by (used for)
 financing activities                       (1,322)     (4,767)      8,130
                                         ----------  ----------  ----------
Increase (decrease) in cash and cash
 equivalents                                  (147)     (3,387)      2,328
Cash and cash equivalents at beginning
 of period                                   1,287       4,674       2,346
                                         ----------  ----------  ----------
Cash and cash equivalents at end of
 period                                     $1,140      $1,287      $4,674
                                         =========   ==========  ==========

             The accompanying notes are an integral part of these
                      consolidated financial statements.

SUNBELT NURSERY GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1 -- THE COMPANY AND BASIS OF PRESENTATION
-----------------------------------------------


  Sunbelt Nursery Group, Inc. ("Sunbelt" or the "Company") is a specialty retailer of nursery and garden products operating under three prominent retail trade names: Wolfe Nursery and Wolfe's Gardenland in Oklahoma and Texas, Nurseryland Garden Centers in California and Tip Top Nurseries in Arizona. No single customer accounts for more than 10% of sales. Prior to October 1, 1990, Intermark, Inc. ("Intermark") owned a 50.4% interest in the Company and also owned a controlling interest in Pier 1 Imports, Inc. ("Pier 1 Imports"). Intermark subsequently disposed of its entire interest in Pier 1 Imports. Effective October 1, 1990, Pier 1 Imports acquired Intermark's interest in the Company and commenced a tender offer for the remaining shares, which was consummated effective November 30, 1990, at which time Pier 1 Imports became the sole shareholder of the Company.

  In October 1991, the Company completed the sale of 3,680,000 shares of newly issued common stock in a public offering. Subsequent to the sale, Pier 1 Imports' ownership approximated 56.6%. Net proceeds of the offering approximated $28.1 million, of which $18.1 million was utilized to pay a dividend to Pier 1 Imports.

  In February 1992, Pier 1 Imports sold 600,000 shares of common stock which reduced Pier 1 Imports' ownership in the Company to 49.5%. Effective April 28, 1993, Pier 1 Imports sold its remaining 4,200,000 shares of common stock to General Host Corporation ("General Host") in exchange for 1,940,000 shares of General Host common stock.

  On October 19, 1994, General Host sold its 4,200,000 shares of Sunbelt's common stock to Timothy R. Duoos ("Mr. Duoos") giving Mr. Duoos a 49.4% ownership interest in Sunbelt.


NOTE 2 -- SUMMARY OF ACCOUNTING POLICIES
----------------------------------------

BASIS OF CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain amounts in the consolidated financial statements have been reclassified to conform to the current year's presentation.

REVENUE RECOGNITION - The Company recognizes revenue when the customer takes possession of merchandise.

CASH EQUIVALENTS - For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

INVENTORIES - Inventories are comprised primarily of finished merchandise and are stated at the lower of average cost or market, average cost being determined principally on the retail inventory method.

PROPERTY AND EQUIPMENT - Property and equipment, including renewals and improvements which extend the life of existing properties, are capitalized at cost and depreciated using the straight-line method over estimated useful lives or lease terms, if shorter. Expenditures for normal maintenance and repairs are expensed as incurred. The cost of property and equipment sold or otherwise retired and the related accumulated depreciation and amortization are removed from the accounts and any resultant gain or loss, after taking into consideration proceeds from sale, is credited or charged to income.

INCOME TAXES - In February 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (FAS 109), Accounting for Income Taxes. FAS 109 utilizes an asset and liability approach in accounting for income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. The adjustment to adopt FAS 109 aggregated a charge of $366,000 which has been reflected in fiscal year 1994 income as a cumulative effect of a change in accounting principle. The cumulative effect primarily represents the effect of providing a valuation allowance for all net tax assets.

ADVERTISING - The Company expenses all advertising costs in the period in which the cost are incurred. Total advertising expenditures approximated $4,526,000, $6,007,000 and $6,939,000 for fiscal 1996, 1995 and 1994, respectively.

EARNINGS (LOSS) PER SHARE - Earnings (loss) per share are computed on the weighted average number of shares plus common stock equivalents outstanding during the period if dilutive. For the year ended January 28, 1996, the average number of shares outstanding approximated 8,500,000. For the years ended January 29, 1995 and January 30, 1994, the average number of shares outstanding approximated 8,496,000 and 8,480,000, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. Unless otherwise disclosed, the fair values of financial instruments approximate their recorded values due primarily to the short-term nature of their maturities.

GOODWILL - Goodwill represents the excess purchase cost over the fair value of the net assets of businesses acquired. As a result of the Company's adoption of FAS 109 at February 1, 1993, the Company increased goodwill by $682,000 reflecting a valuation allowance for certain tax benefits previously recognized under APB 11 that were associated with assets acquired having a tax basis in excess of their estimated fair value. Accumulated amortization of goodwill at January 29, 1995 approximated $2.7 million.

  The Company periodically reviews goodwill to assess recoverability. The Company continues to experience intense competition and operating losses (see
Note 3 for a further discussion of these factors). As a result, during the fourth quarter of fiscal 1996 the Company reviewed the valuation of goodwill and concluded that its future recoverability was in doubt and recognized an impairment of the remaining balance of goodwill of approximately $19.2 million, which is reflected as Impairment of Goodwill and Long-Lived Assets in the accompanying consolidated statement of operations.

NEW ACCOUNTING STANDARDS - In March 1995, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("FAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which is effective for fiscal years beginning after December 15, 1995, although early adoption is allowed. As such, the Company elected to adopt FAS 121 for the year ended January 28, 1996, which requires that long-lived assets held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the net book value of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows (undiscounted and before interest) from the use of the asset is less than the book value of the asset. The amount of the impairment loss is measured as the difference between the net book value of the assets and the estimated fair value of the related assets.

  Upon adoption, the Company reviewed its long-lived assets on a store-by-store basis, which represents the Company's lowest level of identifiable cash flows, and recorded an initial pre-tax impairment loss of approximately $1.3 million to conform with this statement. The Company will review its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable.

STOCK BASED COMPENSATION - In October 1995, the FASB issued FAS No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), which is effective for fiscal years beginning after December 15, 1995. Effective January 29, 1996, the Company will adopt FAS 123 which establishes financial accounting and reporting standards for stock-based employee compensation plans. The pronouncement defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock option compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to
Employees: ("APB 25"). Entities electing to remain with the accounting in APB 25 must make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting defined in FAS 123 had been applied. The Company will continue to account for stock-based employee compensation plans under the intrinsic method pursuant to APB 25 and will make the disclosures in its footnotes as required by FAS 123.

PERVASIVENESS OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and related revenues and expenses, and disclosure of gain and loss contingencies at the date of the financial statements. Actual results could differ from those estimates.


NOTE 3 -- LIQUIDITY AND OPERATING LOSSES
----------------------------------------


LIQUIDITY - The Company entered into a Loan and Security Agreement for a $12.0 million revolving credit facility with a bank (the "Bank") on October 19, 1994. The proceeds of this credit facility, along with cash on hand, were used to retire the indebtedness approximating $11.6 million owed pursuant to that certain credit facilities agreement dated April 28, 1993 between the Company and Pier 1 Imports. As of January 28, 1996, the Company was in default of the Loan and Security Agreement by virtue of (i) the Company's failure to maintain a specified minimum earnings before interest expense, income taxes and depreciation and amortization ("EBITDA") for the quarter and fiscal year ended January 28, 1996, as required by the Loan and Security Agreement and (ii) the Company's failure to meet a specified debt service coverage ratio for the four quarters ended January 28, 1996. As of May 10, 1996, the Bank waived all past events of default occurring under the Loan Agreement and amended the EBITDA and debt service coverage covenants included in the Loan Agreement. In recognition of the waiver of defaults provided by the Bank and the amended bank covenants, which the Company believes it will reasonably meet based upon the fiscal 1997 budget, the entire $8.3 million due under the Loan Agreement has been recorded as Long-Term Debt in the accompanying consolidated balance sheet. However, there can be no assurance that the Company will achieve budgeted results for fiscal 1997.

  Pier 1 Imports previously made available up to $25.0 million of properties for lease to the Company, which properties were to be acquired or constructed by an unaffiliated third party (the "Lease Facility"). As of October 31, 1994, the Company had utilized $22.8 million of the Lease Facility to acquire or construct thirteen facilities which the Company subleased from Pier 1 Imports and thereafter agreed with Pier 1 Imports that no additional facilities would be financed under the Lease Facility. Under the Lease Facility and subsequent amendments which provided for an extension of the thirteen subleases through June 30, 2000, as well as revised rent obligations under the subleases, the Company made monthly payments of rent under each sublease in an amount equal to the greater of 6.5% of sales or an amount equal to the total cost of the facility multiplied by LIBOR plus 2%. The Company defaulted on certain provisions of the Lease Facility, and Pier 1 Imports terminated the subleases effective April 21, 1995.

  Effective as of July 31, 1995, the Company restructured thirteen subleases and other guarantees of leases with Pier 1 Imports (the "Agreement of Settlement"). The Agreement of Settlement provides for six-month lease terms initially ending on December 31, 1995. The leases are renewable at Pier 1 Imports' option in six-month intervals through June 30, 1998, after which the Company must consent to any further extensions. Pier 1 Imports granted the first six month option ending on June 30, 1996. Rent calculated as 6.5% of gross sales will be payable during the initial two terms and will vary from 6.5% to 5.0% of gross sales during subsequent terms. The gross sales amounts from which rent payable shall be calculated are subject to specified minimum levels. Pier 1 Imports is actively marketing the facilities for sale. The Company is obligated to vacate any facility at the end of the then-current six-month lease term should Pier 1 Imports locate a buyer for such property. However, the Company is free to negotiate a new lease agreement with the purchaser of such property. Under the Agreement of Settlement, the Company is released from any obligation to purchase any of the Pier 1 properties. The Company may make an offer to purchase any of these properties, but there is no obligation for Pier 1 Imports to accept the Company's offer. As of January 28, 1996, one of the thirteen properties had been sold to a third party and Sunbelt had negotiated a new lease agreement with the purchaser. Concerning future purchases, should the Company be unable to negotiate new lease terms with the eventual purchasers, it currently would attempt to find alternative locations in the same area for each of the twelve remaining properties. Fiscal 1996 and 1995 sales and gross profit for these twelve locations aggregated approximately $20.8 million and $22.2 million and $8.2 million and $9.4 million, respectively.

  The Agreement of Settlement fixes a claim against the Company in favor of Pier 1 Imports in the amount of $14.7 million comprised of two components -- an earn-out claim for $8.0 million (the "Earn-out Claim") and the remaining portion of the claim (the "Residual Claim"). The Earn-out Claim is evidenced by a promissory note. The Residual Claim is a contingent, non-interest bearing claim payable only in the event of non-performance under the Agreement of Settlement. Both the Earn-out Claim and the Residual Claim are secured up to a $6.0 million maximum by substantially all of the Company's assets, subordinate to the rights of the Bank. The Earn-out Claim is payable in consecutive annual installments, beginning May 10, 1996. Each annual payment ("Cash Flow Payment") will be in an amount equal to the sum of 10% of the first $2.0 million of the Company's operating cash flow and 40% of the Company's operating cash flow in excess of $2.0 million. Operating cash flow is based upon the Company's prior fiscal year results and is calculated in accordance with the Agreement of Settlement. Cash Flow Payments are subject to certain maximum and minimum limitations on debt service coverage, EBITDA, availability of borrowings pursuant to revolving credit facilities, accounts payable levels and accrued liability levels. Any Cash Flow Payment not payable due to the limitations listed above accrues and becomes payable the following May 10th. The Earn-out Claim may be fully satisfied by aggregate payments of $2.0 million by May 1, 1996, $4.0 million by May 1, 1997, or $6.0 million by May 1, 1998. The Residual Claim does not bear interest, and the Earn-out Claim bears interest only when a Cash Flow Payment is deferred, and such deferral is not due to EBITDA, loan availability or debt service coverage limitations. During any such period of Cash Flow Payment deferral, interest shall accrue as follows: (i) 18% per annum on the amount of Cash Flow Payment deferred and (ii) 10% per annum on the aggregate amount of unpaid Earn-out Claim less the aggregate deferred Cash Flow Payments. Any accrued interest is payable out of subsequent Cash Flow Payments. The Residual Claim will be fully discharged by the satisfaction of the Earn-out Claim and the termination, without liability to Pier 1 Imports, of the subleases and other leases guaranteed by Pier 1 Imports.

  To reflect the Agreement of Settlement (i) property and equipment with a net book value of $20.5 million was removed from the Company's consolidated balance sheet; (ii) the obligation of $22.8 million due Pier 1 Imports was removed from the consolidated balance sheet and; (iii) a current payable to Pier 1 Imports of $2.0 million was recorded representing the single payment the Company initially intended to make on May 1, 1996 to satisfy the Earn-out Claim in full. The Company also recorded a deferred gain of $213,000 in conjunction with the Agreement of Settlement. This gain will be recognized once the Earn-out Claim is satisfied. Reflective of the terms of the Agreement of Settlement, the remaining twelve subleases have been accounted for as operating leases subsequent to July 31, 1995.

  The Company was unable to meet certain minimum financial requirements pursuant to the Agreement of Settlement and the Loan Agreement. Due to covenants in the Loan Agreement, the Company was prohibited from satisfying the Earn-out Claim with a prepayment of $2.0 million on May 1, 1996. As a result of the Company's inability to make this prepayment, the $2.0 million present value of the entire $8.0 million in deferred Cash Flow Payments has been recorded as Long-Term Debt in the accompanying consolidated balance sheet.The present value of future Cash Flow Payments to Pier 1 to satisfy the Earn-out Claim have been estimated based upon the following assumptions:

      . Pursuant to the Agreement of Settlement, the Company's future Cash Flow
        Payments to Pier 1 are based upon 10% of the first $2.0 million of the Company's operating cash flow and 40% of the Company's operating cash flow in excess of $2.0 million,

      . Expected future Cash Flow Payments are discounted at 10%,

      . Annual sales are increased at 1% per year,

      . Overall gross margins are estimated to be 41.5%,

      . The Company estimates that payments to Pier 1 will commence in fiscal
        2009 and the Earn-out Claim will be fully satisfied in the year 2016. The delay of the commencement of payments to Pier 1 results from the Company's estimate that certain financial requirements will not be met until fiscal 2009.

SUBSEQUENT EVENT - On January 31, 1997 the Company modified the terms of the Agreement of Settlement (the "Note Modification Agreement") with Pier 1 which provides the Company with the opportunity to modify the terms of the existing $8.0 million Earn-out Claim for total consideration of $2.0 million, which is comprised of $200,000 in cash payable on March 3, 1997 and $1.8 million in notes. As discussed above, the Company currently has a $2.0 million liability recorded in relation to this $8.0 million Earn-out Claim. Pursuant to the Note Modification Agreement, on March 3, 1997, the Company will issue a promissory note payable to Pier 1 in the amount of $800,000. This note will bear interest at 6% per annum with interest only paid monthly until May 1, 1998, at which time, the first of four annual principal installments of $200,000 will be due. The Company may elect to defer any or all of the annual principal payments with any deferred principal due in full on May 1,

2001. In the event of such a deferral, however, the interest rate on any deferred principal amount shall be increased to 10% per annum until retirement. The remaining $1.0 million will be settled by Mr. Duoos, Chairman of the Board, on behalf of the Company upon the registration and sale of a certain portion of his personal shares of common stock in the Company, which is currently restricted. The number of shares to be sold by Mr. Duoos will be determined as the quotient of $1.0 million divided by the closing price of the Company's common stock on the last trading day immediately preceding the date on which a registration statement becomes effective (the "Delivery Date"). Proceeds from the sale of such shares will inure to the benefit of Pier 1. The Company must file a registration statement with the Securities and Exchange Commission relating to this stock as soon as practicable but not later than March 17, 1997. Pier 1 has the unilateral right to terminate this Note Modification Agreement if the Delivery Date does not occur (i) by May 30, 1997 or (ii) if the closing price of the Company's common stock on the day immediately preceding the Delivery Date is less than one dollar per share. In conjunction with the sale of Mr. Duoos' personal stock, the Company will deliver a promissory note payable to Mr. Duoos in the amount of $1.0 million. It is currently contemplated that the Duoos Note shall be for a term of three years with interest payable at an annual rate of 12% with monthly payments of interest only during the first year and thereafter monthly payments of principal and interest fully amortized during years two and three. It is also anticipated that Duoos (or any subsequent holder) shall have the right to convert all or a portion of the indebtedness due under the Duoos Note into shares of Common Stock at a rate equal to the quotient of the amount of indebtedness so converted divided by the closing price of the Common Stock on the Delivery Date. Duoos or any holder of the Duoos Note shall have the right to require the Company to register the shares following conversion, at the expense of the Company under a registration statement filed with the Securities and Exchange Commission. In addition, to secure payment of the Duoos Note it is proposed that Duoos will take a second lien on all of the assets of the Company junior only to the lien of the Bank. The Duoos Note shall be pledged to the Bank. The final terms of the Duoos Note are subject to the approval of the Bank and Board of Directors of the Company. Neither the Bank nor the Board of Directors of the Company have approved the proposed terms of the Duoos Note and therefore its terms may be different form the proposed terms described herein. If for any reason the terms of the Note Modification Agreement are not fulfilled, then the Earn-out Claim and Agreement of Settlement shall remain unmodified and in full force and effect.

OPERATING LOSSES - In addition to operating losses for each of the three years ended January 28, 1996, the Company continued to incur losses and declining sales for its five-month transition period ended June 30, 1996 and for the six-month period ended December 29, 1996. In addition, at December 29, 1996, the Company has a net capital deficiency and the Company's revolving line of credit matures in October 1997. The bank has not indicated its intention to extend the maturity date of the revolving line of credit. All of the above which raise substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. During 1996 and throughout fiscal 1997, management has addressed these issues as well as others in an attempt to return the Company to profitability. These actions include:

    . Entertaining negotiations with numerous landlords to achieve lower store occupancy costs,

    . Introducing changes in product mix, new philosophies on product set and display, improving product quality, product pricing and use and timing of advertising mediums, and increasing vendor participation for advertising expenditures,

    . Implementing reductions in store operating expenses, including payroll, by reorganizing store management and by modification of the Company's bonus program, and

    .  Identifying further reductions of general and administrative expenses.

  Management has taken certain additional actions that will be applicable to future periods in an effort to increase sales, improve the Company's liquidity and return the Company to profitability. These actions include, but are not limited to, the following:

    . Negotiations to further reduce or redefine lease and long-term debt agreements,

    . Comprehensive training programs, designed to promote consistent execution at the store level and specifically to ensure that excellent guest service is achieved by all associates, through video taped instructions, store and district manager training sessions, and cashier and key personnel training,

    . Enhanced vigilance to maintain product quality standards with a heavy emphasis on rejecting inferior products at the loading dock,

    . Implementing an inventory control philosophy of maintaining increasingly lower inventory levels for stock replenishment as the spring season ends, which will: (a) decrease the use of markdowns and increase margins, and
       (b) make funds available which had previously been assigned to inventory in the off-seasons,

    . Review of all advertising items to eliminate unnecessary or non-impact price reductions, and

    . Implement an aggressive plan to eliminate non-performing stores and open stores in new locations.

  Management has not yet completed its review of underperforming stores. Upon completion, identified underperforming stores may require the accrual of closure expenses for severance, rent buyouts and/or other costs associated with store closing. These expenses will be accrued in the period in which management adopts a formal plan of store closure.

  Management expects these plans to improve cash flow and return the Company to profitability. However, there can be no assurance that such profitability will be achieved, and, if not, the Company may be required to close additional stores, liquidate inventories, sell certain assets or take other measures to meet working capital needs and preserved capital.


NOTE 4 -- STORE ACQUISITIONS, CLOSINGS AND RELOCATIONS
------------------------------------------------------

  During the fourth quarter of fiscal 1993 the Company decided to convert or relocate additional existing stores. As a result of this decision, the Company recognized a restructuring charge of $2,300,000 in the fourth quarter of fiscal 1993 which represented the estimated costs of this program. Charges to the store closing reserve during fiscal 1996 amounted to $793,000 which consisted of cash payments primarily for rent and taxes on closed stores. In addition, $193,000 of the reserve was reversed to eliminate excess reserves on leases that were terminated early at amounts less than originally estimated. The reserve at January 28, 1996 of $609,000 (of which $273,000 is reported as current and $336,000 is reported as non-current in the accompanying consolidated balance sheet) is related to noncancellable lease obligations of closed stores. No additional restructuring charges were necessary for fiscal years 1996 and 1995.


NOTE 5 -- PROPERTY AND EQUIPMENT
--------------------------------

  Property and equipment, stated at cost, including capital leases, consisted of the following:


                                          January 28,  January 29,
                                             1996         1995
                                          -----------  -----------
                                               (in thousands)
  Buildings                                   $ 3,640     $ 17,115
  Equipment, furniture and fixtures            12,014       12,051
  Leasehold interests and improvements         11,504       11,380
  Land                                            793        8,902
                                              -------     --------
                                               27,951       49,448
  Less accumulated depreciation                16,220       13,249
                                              -------     --------
                                              $11,731     $ 36,199
                                              =======     ========

  During fiscal year 1996, the Company adopted FAS No. 121. (see Note 2) The adjustment resulted in a decrease in the carrying value of property and equipment of $1.3 million and was reflected as impairment of long-lived assets in the accompanying consolidated statement of operations.


NOTE 6 -- NOTES PAYABLE AND OTHER INDEBTEDNESS
----------------------------------------------

  As of January 30, 1994, the Company had two revolving credit facilities with commercial banks (the "Banks") aggregating $10.0 million, each guaranteed by Pier 1 Imports, and a $2.0 million line of credit provided directly by Pier 1 Imports. On April 25, 1994, Pier-SNG, Inc., a subsidiary of Pier 1 Imports, purchased the notes representing the Company's obligations to the Banks in the aggregate amount of $10.0 million. At that time, the Company entered into an Extension Agreement and, on May 13, 1994, the Company entered into a waiver agreement (collectively, the "Extension") with Pier 1 Imports and Pier-SNG, Inc., pursuant to which the maturity date of the $11.6 million (the "Indebtedness") was extended from April 28, 1994 to June 30, 1994. Subsequent extensions of the Indebtedness were executed with maturities of September 21, 1994 and October 15, 1994.

  As of October 19, 1994, the Company and its subsidiaries entered into a Loan and Security Agreement with a commercial bank ("Bank") providing a line of revolving credit (the "Loan Agreement") which matures in October 1997. On October 19, 1994, the Company borrowed approximately $9.9 million under the Loan Agreement and used that amount, along with cash on hand, to repay the $11.6 million Indebtedness owed to Pier 1 Imports.

  The amount that may be borrowed under the Loan Agreement is dependent upon an inventory borrowing base for each operating subsidiary determined on a monthly basis, and the aggregate principal amount outstanding may not exceed $12.0 million. The borrowing base and amounts borrowed pursuant to the Loan Agreement amounted to $12.0 million and $8.3 million, respectively, at January 28, 1996. Outstanding letters of credit issued primarily to meet insurance requirements amounted to approximately $409,000 at January 28, 1996. The revolving credit loans bear interest at a rate equal to the Bank's prime or base rate plus 1.5% per annum. The interest rate at January 28, 1996 was 10%. Facility fees equal to
 .5% per annum of the total $12.0 million borrowing facility and 2% per annum of the outstanding face amount of letters of credit are payable under the Loan Agreement.

The Loan Agreement contains covenants limiting the Company's ability to incur indebtedness, issue stock, create liens on its property, merge or consummate acquisitions, dispose of its property, incur capital expenditures greater than $1.2 million annually and pay any dividends. The Loan Agreement also requires the Company to maintain certain financial ratios, including debt service coverage and earnings before interest expense, income tax, depreciation and amortization. The Loan Agreement also provides that any event of default under the agreement with Pier 1 Imports is deemed an event of default under the Loan Agreement. As discussed in Note 3, the Company was in default of certain Loan Agreement covenants at January 28, 1996, but such defaults have been subsequently waived by the Bank. The covenants have also been amended and the Company believes that it can reasonably meet the amended covenants for the remainder of fiscal 1997 provided the Company achieves budgeted results. However, there can be no assurance that the Company will achieve its budgeted results for fiscal 1997. The Loan Agreement is secured by a first lien on substantially all of the Company's assets as well as the personal guarantee of Mr. Timothy Duoos and the common stock of the Company owned by Mr. Duoos and the President of the Company.

  The Loan Agreement provided that Mr. Duoos and the President of the Company pledge at least 50.1% of the Company's outstanding common stock to the Bank. To enable this condition to be satisfied, the Board of Directors granted options, immediately exercisable based on the closing sales price on the day of grant, to the President for 50,000 shares of Common Stock, of which he subsequently exercised 38,000 options.

  Pier 1 Imports previously made available up to $25.0 million of properties for lease to the Company. As of October 31, 1994 the Company had utilized $22.8 million of the Lease Facility to acquire or construct thirteen facilities which the Company subleased from Pier 1 Imports and thereafter agreed with Pier 1 Imports that no additional facilities would be financed under the Lease Facility. The Lease Facility was amended in October 1994 to provide for an extension of the thirteen subleases through June 30, 2000. The Company defaulted under the thirteen subleases and Pier 1 Imports terminated the subleases effective April 21, 1995. As described in Note 3, the Company and Pier 1 Imports restructured the Lease Facility on July 31, 1995, and Pier 1 Imports withdrew its demand that the Company purchase the sublease facilities.

  The Agreement of Settlement fixes a claim against the Company in favor of Pier 1 Imports in the amount of $14.7 million comprised of two components -- an earn-out claim for $8.0 million (the "Earn-out Claim") and the remaining portion of the claim (the "Residual Claim"). The Earn-out Claim is evidenced by a promissory note. The Residual Claim is a contingent, non interest bearing claim payable only in the event of non performance under the Agreement of Settlement. Both the Earn-out Claim and the Residual Claim are secured up to a $6.0 million maximum by substantially all of the Company's assets, subordinate to the rights of the Bank. The Earn-out Claim is payable in consecutive annual installments, beginning May 10, 1996. Each annual payment ("Cash Flow Payment") will be in an amount equal to the sum of 10% of the first $2.0 million of the Company's operating cash flow and 40% of the Company's operating cash flow in excess of $2.0 million. Operating cash flow is based upon the Company's prior fiscal year results and is calculated in accordance with the Agreement of Settlement. Cash Flow Payments are subject to certain maximum and minimum limitations on debt service coverage, EBITDA, availability of borrowings pursuant to revolving credit facilities, accounts payable levels and accrued liability levels. Any Cash Flow Payment not payable due to the limitations listed above accrues and becomes payable the following May 10th. The Earn-out Claim may be fully satisfied by aggregate payments of $2.0 million by May 1, 1996, $4.0 million by May 1, 1997, or $6.0 million by May 1, 1998. The Residual Claim does not bear interest, and the Earn-out Claim bears interest only when a Cash Flow Payment is deferred, and such deferral is not due to EBITDA, loan availability or debt service coverage limitations. During any such period of Cash Flow Payment deferral, interest shall accrue as follows: (i) 18% per annum on the amount of Cash Flow Payment deferred and (ii) 10% per annum on the aggregate amount of unpaid Earn-out Claim less the aggregate deferred Cash Flow Payments. Any accrued interest is payable out of subsequent Cash Flow Payments. The Residual Claim will be fully discharged by the satisfaction of the Earn-out Claim and the termination, without liability to Pier 1 Imports, of the subleases and other leases guaranteed by Pier 1 Imports.

  The Company was unable to meet certain minimum financial requirements pursuant to the Agreement of Settlement and the Loan Agreement. Due to covenants in the Loan Agreement, the Company was prohibited from satisfying the Earn-out Claim with a prepayment of $2.0 million on May 1, 1996. As a result of the Company's inability to make this prepayment, the $2.0 million present value of the entire $8.0 million in deferred Cash Flow Payments has been recorded as Long-Term Debt in the accompanying consolidated balance sheet. (see Note 3 for further discussion).

  Notes payable and other long-term debt consisted of the following:

                                                  January 28,  January 29,
                                                     1996         1995
                                                  -----------  -----------
                                                       (in thousands)
Notes payable under credit agreements with
  a bank due at or before maturity in
  October 1997, plus interest at 10%               $  8,290      $  8,645
Earn-out Claim payable to Pier 1 Imports
  from cash flow (see discussion above)               2,000             -
  Financing provided through lease facility
  with Pier 1 Imports                                     -        22,759
Capital lease obligations                             1,841         2,038
Other                                                     -             9
                                                   --------      --------
                                                     12,131        33,451
  Less portion due within one year                      658           594
                                                   --------      --------

                                                   $ 11,473      $ 32,857
                                                   ========      ========

  Notes payable and other long-term debt outstanding at January 28, 1996 mature as follows:

     Fiscal year                        (in thousands)
     -----------                        --------------
     1997                                $   658
     1998                                  8,892
     1999                                    295
     2000                                     57
     2001                                     42
     Thereafter                            2,187
                                         -------
         Total                           $12,131
                                         =======

NOTE 7 -- LEASE OBLIGATIONS
---------------------------

  The Company leases certain property, consisting principally of retail stores, under leases expiring through the year 2010. Certain of the leases contain renewal options, rent escalation clauses and provisions requiring additional rental payments based on sales in excess of specified levels. Capital leases are recorded in the Company's balance sheet as assets along with the related lease obligation. All other lease obligations are operating leases, and payments are reflected in the Company's consolidated statement of operations as rental expense. Assets recorded under capital leases are included in property and equipment as follows:

                                        January 28, January 29,
                                           1996        1995
                                        ----------- -----------
                                            (in thousands)
Buildings                                   $  686      $   502
Equipment, furniture
  and fixtures                               2,766        2,505
                                            ------      -------
                                             3,452        3,007
Less accumulated amortization                1,913        1,119
                                            ------      -------
                                            $1,539      $ 1,888
                                            ======      =======

  At January 28, 1996, the Company had the following minimum lease commitments:

    Fiscal                                   Capital     Operating
     Year                                     leases      leases
    ------                                   -------     ---------
                                                 (in thousands)
     1997                                     $  820      $ 5,554
     1998                                        705        5,236
     1999                                        341        4,845
     2000                                         87        4,146
     2001                                         67        3,086
     Thereafter                                  232       15,233
                                              ------      -------

 Total lease commitments                       2,252      $38,100
                                                          =======
 Less imputed interest                           411
                                              ------

 Present value of total capital
   lease obligations, including
   current portion of $658,000                $1,841
                                              ======

  Rental expense approximated $8,094,000, $7,537,000 and $8,234,000, including approximately $190,000, $323,000 and $320,000 of contingent rentals based upon a specified percentage of sales for fiscal 1996, 1995 and 1994, respectively. Sublease rentals were immaterial each year.


NOTE 8 -- STOCK OPTION PLANS
----------------------------

  On August 14, 1991, the Company's Board of Directors and sole shareholder approved the Company's 1991 Stock Option Plan (the "Plan"), which provides for the issuance of stock options to the Company's officers, directors and key employees. Options covering an aggregate of 500,000 shares of common stock may be granted under the Plan. Shares subject to any option that expires, terminates or is forfeited will again be available for options subsequently granted. Currently, there are 20 participants in the Plan. The vesting period of options is determined at the discretion of the plan administrative committee. Options become exercisable at the rate of 20% per year on a cumulative basis beginning one year after the date of grant. All options granted have been priced at market value at date of grant. All options outstanding at January 29, 1995 are exercisable in light of the change in control, as defined in the 1991 Stock Option Plan, occurring in fiscal 1995. The recently appointed President of the Company received options for 50,000 shares in October 1994, exercisable immediately at the market price at the date of grant, in order to fulfill a covenant of the Loan and Security Agreement with a commercial bank.

  On March 6, 1995, the Board of Directors approved, and on November 9, 1995, the stockholders ratified, an amendment to the 1991 Stock Option Plan suspending the provisions of 1991 Stock Option Plan applicable to non-employee directors, and the grant of certain non-qualified stock options to the then-current non-employee directors. As a result, each of the Company's non-employee directors received 50,000 shares of the Company's Common Stock at an exercise price equal to the fair market value of the Common Stock on the date each was elected to the board of directors. Accordingly, options to purchase 150,000 shares were issued during fiscal 1996. For each director, the options will become 50% vested on their first anniversary date, and the remaining 50% vests on the second anniversary date assuming continuous service as a member of the Board of Directors. Once vested, the options may be exercised at any time during his period of service and for a period of three years following his resignation from the Board. The options expire ten years from the March 6, 1995 and April 11, 1995 grant dates. The exercise price at the date of grant approximated fair market value and thus no compensation expense has been recognized in relation to the granting of these options.

  All stock options currently outstanding are non-qualified. Shares available for grant amounted to 180,500, 267,000 and 198,000 at January 28, 1996, January 29, 1995 and January 30, 1994. The following is a summary of the outstanding stock options issued by the Company for the three years ended January 28, 1996, January 29, 1995 and January 30, 1994:

    Employee stock               Non-employee director
       options                       stock options
----------------------------------------------------------------------
                     Number     Option       Number        Option
                       of       price          of          price
                     shares   per share      shares      per share
                     -------  ----------     -------     ----------
Outstanding at
 January 31, 1993    385,000   4.65-8.50      12,000     $5.00-8.50

      Granted              -           -           -              -
      Canceled        83,000   5.00-8.50      12,000      5.00-8.50
                     -------  ----------    --------     ----------

Outstanding at
 January 31, 1994    302,000   4.65-8.50           -              -

      Granted        123,000   1.94-2.94           -              -
      Exercised       38,000        1.94           -              -
      Canceled       192,000   2.94-8.50           -              -
                     -------  ----------    --------     ----------

Outstanding at
 January 29, 1995    195,000   1.94-8.50           -              -

      Granted              -           -    $150,000      1.81-1.94
      Canceled        63,500           -           -              -
                     -------  ----------    --------     ----------

Outstanding at
 January 28, 1996    131,500  $1.94-8.50     150,000     $1.81-1.94
                     =======  ==========    ========     ==========

Exercisable at
 January 28, 1996    131,500  $1.94-8.50      50,000     $1.81-1.94
                     =======  ==========    ========     ==========

NOTE 9 -- INCOME TAXES
----------------------

  The Company adopted FAS No. 109 effective February 1, 1993, which utilizes an asset and liability approach in accounting for income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book and tax bases of assets and liabilities.

  The components of the income tax provisions for the last three fiscal years are as follows:

                  (In thousands)
                                1996      1995      1994
                                ----      ----      ----
Federal:
     Current                       -         -         -
     Deferred                      -         -       213
                                ----      ----      ----

                                   -         -      $213
                                ====      ====      ====

  Differences between the provision for income taxes and income taxes based on statutory federal income tax rates for the last three fiscal years are as follows:

                                1996      1995      1994
                                ----      ----      ----
Federal tax benefit computed
 at statutory rate              (35)%     (34)%     (34)%
Impairment expense of
intangible asset                 26         -         -
Amortization of intangible        -         4         3
Alternative minimum tax credits   -         -         -
Increase in valuation allowance
 for tax benefits                10        30        34
Other                            (1)        -         -
                                ---       ---       ---
                                  0%        0%        3%
                                ===       ===       ===

  Deferred tax assets and liabilities were comprised of the following:

                                           January 28, January 29,
                                               1996        1995
                                             --------    --------
                                                (In thousands)
Loss carryforwards                           $  6,594    $  5,123
Reserve for store closings                        258         599
Lease obligations                                 626         693
Depreciation                                    1,582       1,019
Insurance reserves                                176         168
Pier 1 Imports Earn-out Claim                     680           -
Other                                           1,124         780
                                             --------    --------
                                               11,040       8,382
Valuation allowance                           (11,040)     (8,382)
                                             --------    --------
Total deferred tax assets                    $      0    $      0
                                             ========    ========

  At January 28, 1996, the Company has net operating loss carryforwards of approximately $19.4 million and $15.9 million for regular tax purposes and for alternative minimum tax purposes, respectively, which will expire commencing in fiscal 2008 through fiscal 2011. The Internal Revenue Code imposes certain restrictions on the utilization of net operating loss carryforwards following a change in control of the Company. "Change of control" is defined by complex regulations. There may be restrictions on the future utilization of the Company's net operating loss carryforwards.


NOTE 10 -- EMPLOYEE BENEFIT PLANS
---------------------------------

  On August 14, 1991, the Board of Directors of the Company authorized the Company's Stock Purchase Plan, under which Common Stock is purchased on behalf of participants at market prices through regular payroll deductions. Generally, the Company makes matching contributions ranging from 10% to 50% (up to a maximum of 10% of annual compensation) with the amount of the Company's contribution depending upon the years of continuous participation by the employees in the Stock Purchase Plan. The Company contribution is currently suspended pending improvement in the Company's operating results. Contributions by outside Directors are limited to the amount of their monthly Directors' fees. The Company did not make a contribution to the Stock Purchase Plan in fiscal 1996. Company contributions to the Stock Purchase Plan for fiscal 1995 and 1994, were $159,000 and $362,000, respectively.

  The Company has a defined contribution retirement and savings plan that is intended to qualify under Section 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. Employees of the Company and its subsidiaries who are at least 21 years of age and have worked 1,000 hours in a 12-month period are eligible to participate. Participants may contribute from 1% to 15% of annual earnings, subject to statutory limitations. The Company made matching contributions ranging from 1% up to a maximum of 3% depending on the level of the participant's contributions. In addition, the Company may make discretionary contributions out of net profits. The Company did not make a contribution to the plan in fiscal 1996. The Company's contribution is currently suspended pending improvement in the Company's operating results. Company contributions under this plan for fiscal 1995 and 1994 were $232,000 and $275,000 respectively. As of January 28, 1996, approximately 920 employees were eligible to participate, of which 372 were participating in this plan.


NOTE 11 -- OTHER RELATED PARTY TRANSACTIONS
-------------------------------------------

LOAN COMMITMENTS - Effective December 1991 and January 1992, the Company entered into loan agreements with two commercial banks to provide a total of $10.0 million of revolving lines of credit. Both commitments were guaranteed by Pier 1 Imports under the Credit Facilities Agreement dated April 28, 1993 between Pier 1 Imports and the Company. Effective April 25, 1994, Pier 1 Imports purchased the notes from the banks and extended the maturity date to September 21, 1994 and then October 15, 1994. The Credit Facilities Agreement, dated April 28, 1993 also included a fixed rate loan and a lease facility. The agreement was amended October 19, 1994. Subsequent to the amendment, Pier 1 Imports is no longer a related party.

  During fiscal years 1995 and 1994, the Company paid Pier 1 Imports the following:

                                                   1995       1994
                                                ----------  --------
Bank loan guarantee fees                        $   40,000  $ 50,000
Interest on purchased bank loans                   277,000         -
Interest on $2.0 million fixed
  rate loan                                        218,000   180,000
Commitment fees pursuant to the
  total credit facilities agree-
  ment, which includes a lease
  facility                                         373,000   396,000
Interest under capital lease facility            1,445,000   606,000
Additional charges pursuant to
  the lease facility                            $   72,000  $395,000

  Additional charges included a portion of all non-capitalized amounts related to the properties under the lease facility as well as any origination costs related to obtaining new financing or establishing a new facility.

  On October 19, 1994, the Company entered into a new loan agreement with a bank. For each of the fiscal years 1996 and 1995 the Company paid an annual guarantee fee of $60,000 to Mr. Duoos, who personally guaranteed the Company's Loan Agreement (see Note 6).

  In September 1995, Mr. Duoos loaned the Company $600,000 to be repaid by October 31, 1995. Interest accrued at the Company's bank borrowing rate of 10.25%. On October 27, 1995, the loan and accrued interest of $7,000 was paid in full.

COMMITMENTS - The Company leases three stores, an office and warehouse from an employee of the Company. The rental payments were $152,000 , $171,000 and $129,000 for the fiscal years ended January 28, 1996, January 29, 1995 and January 30, 1994, respectively. Future lease commitments are $323,000.

OTHER CHARGES - The Company and Pier 1 Imports entered into a services agreement effective until April 1993. Pursuant to the agreement, the Company paid $18,000 during fiscal year 1994 to Pier 1 Imports for in-house legal services.

  In April 1993, General Host obtained a 49.5% ownership interest in the Company. The Company paid General Host $51,000 and $54,000 for in-house legal services during fiscal 1995 and 1994, respectively.

  During fiscal years 1995 and 1994, the Company purchased inventory totaling $300,000 and $403,000, respectively, from Frank's Nursery and Crafts, Inc., the principal operating subsidiary of General Host.

  During fiscal 1996, the Company paid $93,000, representing transportation services, to a travel service company of which Mr. Duoos is a partial owner.

  Lyndale Garden Centers, Inc,. ("Lyndale") whose sole shareholder is Mr. Duoos, has a receivable to the Company for $5,600 for merchandise purchased from the Company. In addition, the Company paid a total of $29,000 as reimbursement for travel and professional fees associated with arranging financing for the Company.

OTHER - The Company holds a subscription receivable for $50,000 from the President of the Company for the purchase of Company stock pursuant to the Loan Agreement. The subscription terminates on December 31, 1997 and accrues interest at the bank loan rate.

NOTE 12 -- SUPPLEMENTAL CASH FLOW INFORMATION
---------------------------------------------

  During fiscal 1996, the Company leased computer equipment valued at $236,000 and store equipment valued at $43,000 resulting in the recording of a capital lease obligation for those amounts. The Company also entered into a land and building lease for a relocated store, in which the terms of the lease resulted in a capital lease obligation and a building value of $185,000 was recorded.

  Also during fiscal 1996, to reflect the Agreement of Settlement with Pier 1 Imports (i) property and equipment with a net book value of $20.5 million was removed from the Company's consolidated balance sheet; (ii) the obligation of $22.8 million due Pier 1 Imports was removed from the consolidated balance sheet and; (iii) a current payable to Pier 1 Imports of $2.0 million was recorded representing the single payment the Company initially intended to make on May 1, 1996 to satisfy the Earn-out Claim in full. The Company also recorded a deferred gain of $213,000 in conjunction with the Agreement of Settlement. This gain will be recognized once the Earn-out Claim is satisfied. Reflective of the terms of the Agreement of Settlement, the remaining twelve subleases have been accounted for as operating leases subsequent to July 31, 1995.

  During fiscal 1995, the Company leased store fixtures and equipment valued at $318,000 resulting in the recording of a capital lease obligation for that same amount.

  During fiscal 1994, the Company leased computer equipment valued at $800,000 and store fixtures valued at $990,000 resulting in the recording of capital lease obligations for those amounts.

  During fiscal 1995 and 1994, the Company utilized $22.8 million of the Pier 1 Imports lease facility for the construction of new stores.


  Cash paid for interest and income taxes for the last three fiscal years was as follows:


                                 1996    1995    1994
                                ------  ------  -------

                                    (In thousands)
Interest paid                   $2,531  $2,893  $ 2,056
Income taxes paid (refunded)         -       -   (1,398)


NOTE 13 -- LITIGATION AND OTHER CONTINGENCIES
---------------------------------------------

LITIGATION: During fiscal 1996 the Company settled the suit relating to post-employment consulting agreements filed by two (2) former officers of the Company. The settlement had no material impact on results of operations, liquidity or financial position.

  The Company, the Company's Chief Executive Officer, a company owned by the Chief Executive Officer and General Host Corporation (a former 49.5% shareholder of the Company) are defendants in a suit filed by a brokerage firm (the "Plaintiffs") with regard to breach of contract of an agreement the Plaintiffs had with the Company to raise financing. The Plaintiffs allege that they are due payment under the agreement. They also allege that the Company's CEO and/or the company owned by the CEO along with defendant General Host Corporation intentionally interfered with the agreement between the Plaintiffs and the Company. The Plaintiffs seek $700,000 in actual damages against the Company under the agreement and an unspecified amount for quantum meruit as well as attorney's fees. The Company believes that it proceeded properly under the agreement and accordingly denies that any payments are due to the Plaintiffs. The Company intends to vigorously defend itself against any claims by the Plaintiffs.

  There are various claims, lawsuits, investigations and pending actions against the Company and its subsidiaries incident to the operations of its business. Liability, if any, associated with these matters is not determinable at January 28, 1996. While settlement of these lawsuits may impact the Company's results of operations in the year of settlement or resolution, it is the opinion of management that the ultimate resolution of such litigation will not have a material adverse effect on the Company's financial position.

ENVIRONMENTAL CONTINGENCIES - In connection with a possible sale-leaseback transaction, which was not completed, the Company authorized a third party to undertake environmental assessments of two owned, non-retail properties. The results indicated potential contamination at the two sites. The extent and nature of the contamination is not clear. It is also not clear whether the Company has an obligation to remediate whatever contamination is ultimately found to exist. If an obligation does exist, it is not presently possible to estimate the potential range of costs involved.

=======================================  =======================================

No dealer, salesman or any person has
been authorized to give any information
or to make any representations other
than those contained in this Prospectus              1,000,000 Shares
in connection with the offer contained
herein, and, if given or made, such
information or representations must not                COMMON STOCK
be relied upon as having been
authorized by Sunbelt or the Selling
Stockholder.  This Prospectus does not
constitute an offer to sell,
solicitation of an offer to sell,
solicitation of an offer to buy those
shares to which it relates in any               SUNBELT NURSERY GROUP, INC.
jurisdiction to any person to whom it
is not lawful to make any such offer or
solicitation in such jurisdiction.  The
delivery of this Prospectus at any time
does not imply that the information
herein is correct as of anytime
subsequent to the date hereof.
           ---------------

          TABLE OF CONTENTS                           ---------------
                                   Page
                                   ----                 PROSPECTUS

Available Information.............   3                ---------------
Incorporation of Certain
 Documents by reference...........   3
The Company.......................   5
Risk Factors......................   5
Use of Proceeds...................   6                MARCH 17, 1997
Selling Stockholder...............   7
Pier 1 Transaction................   7
Plan of Distribution..............   9
Legal Matters.....................  10
Experts...........................  11
Financial Statements..............  12

=======================================  =======================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     The expenses to be paid by the Company in connection with the offering described in this Registration Statement are estimated as follows:

     Commission Registration Fee............... $   454.55
     Printing and Engraving Expenses........... $ 1,045.45
     Accounting and Legal Fees and Expenses.... $ 7,500.00
     Blue Sky Fees and Expenses................ $ 1,000.00

          Total................................ $10,000.00

Item 15.  Indemnification of Directors and Officers.

     Under Section 145 of the General Corporation Law of the State of
Delaware ("Delaware Law"), a Delaware corporation may indemnify its directors, officers, employees and agents against expenses (including attorneys fees), judgments, fines and settlements in nonderivative suits, actually and reasonably incurred by them in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. Delaware law, however provides that such person must have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. Section 145 further provides that in connection with the defense or settlement of any action by or in the right of the corporation, a Delaware corporation may indemnify its directors and officers against expenses actually and reasonably incurred by them if, in connection with the matters in issue, they acted in good faith, in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made with respect to any claim, issue or matter as to which such person has been adjudged liable for negligence or misconduct unless the Court of Chancery or the court in which such action or suit is brought approves such indemnification. Section 145 further permits a Delaware corporation to grant its directors and officers additional rights of indemnification through bylaw provisions and otherwise, and to purchase indemnity insurance on behalf of its directors and officers. Indemnification is mandatory to the extent a claim, issue or matter has been successfully defended.

     Article Eight of the Company's Restated Certificate of Incorporation and
Article VIII of the Company's bylaws provide, in general, that the Company shall indemnify its directors and officers under certain of the circumstances defined in Section 145.

Item 16.  Exhibits.

  5.1   Opinion of Murphy Mahon Keffler & Farrier, L.L.P.

  23.1  Consent of Price Waterhouse, L.L.P.

  23.2 Consent of Murphy Mahon Keffler & Farrier, L.L.P. (included in opinion filed as Exhibit 5.1)

  24.1  Power of Attorney.

  99.1 Note Modification Agreement dated January 31, 1997, among Pier 1 Imports, Inc., Sunbelt Nursery Group, Inc., Wolfe Nursery, Inc., and Timothy R. Duoos (filed as Exhibit 10.27 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 29, 1996, and incorporated by reference)

  99.2 Agreement of Settlement dated July 31, 1995, between Pier Lease, Inc., Pier 1 Imports, Inc., Sunbelt Nursery Group, Inc. and Timothy R. Duoos (filed as Exhibit 10.15 to the Company's Report on Form 10K/A-2 for the fiscal year ended January 31, 1995, filed August 11, 1995, and incorporated by reference)

Item 17.  Undertakings

     (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b)  The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

              (iii) To include any material information with respect to the plan of distribution not previously enclosed in the Registration Statement or any material change to such information to the Registration Statement;

provided, however, that paragraphs (i) and (ii) above do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Worth, State of Texas, on March 14, 1997.

                          Sunbelt Nursery Group, Inc.



                          /s/ Richard R. Dwyer
                          ---------------------------
                          Richard R. Dwyer, President


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


SIGNATURE                               TITLE                         DATE
---------                               -----                         ----

     *
----------------------
Timothy R. Duoos        Chairman of the Board and Chief          March 14, 1997
                        Executive Officer (principal executive
                        officer)

/s/ Richard R. Dwyer
----------------------
Richard R. Dwyer        President and Principal Financial and    March 14, 1997
                        Accounting Officer and Director
                        (principal financial officer)

     *
----------------------
Rudy Boschwitz          Director                                 March 14, 1997

     *
----------------------
Rodney P. Burwell       Director                                 March 14, 1997


* Richard R. Dwyer, by signing his name hereto, does hereby sign this Registration Statement on behalf of Sunbelt Nursery Group, Inc. and each of the above-named officers and directors of such Company pursuant to powers of attorney, executed on behalf of the Company and each officer and director.

/s/ Richard R. Dwyer
----------------------------------
Richard R. Dwyer, Attorney-in-Fact

                               INDEX TO EXHIBITS

Exhibit No.
-----------

5.1            Opinion of Murphy Mahon Keffler & Farrier, L.L.P.

23.1           Consent of Price Waterhouse, L.L.P.

23.2           Consent of Murphy Mahon Keffler & Farrier, L.L.P.

24.1           Powers of Attorney

99.1 Note Modification Agreement dated January 31, 1997, among Pier 1 Imports, Inc., Sunbelt Nursery Group, Inc., Wolfe Nursery, Inc. and Timothy R. Duoos (filed as Exhibit 10.27 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 29, 1996, and incorporated by reference)

99.2 Agreement of Settlement dated July 31, 1995, between Pier Lease, Pier 1 Imports, Sunbelt Nursery Group, Inc. and Timothy R. Duoos (filed as Exhibit 10.15 to the Company's Report on Form 10K/A-2 for the fiscal year ended January 31, 1995, filed August 11, 1995, and incorporated by reference)